ALIANZA MINERALS LTD.

Condensed Consolidated Interim Financial Statements

For the three months ended December 31, 2016 and 2015

325 Howe Street, Suite 410, Vancouver B.C. V6C 1Z7, Canada, TSXV: ANZ; Tel: 604-687-3520

CONTENTS

Page

Notice of No Auditor Review of Interim Financial Statements	3

Condensed Consolidated Interim Financial Statements:

Statements of Financial Position	4

Statements of Comprehensive Loss	5

Statements of Changes in Shareholders’ Equity	6

Statements of Cash Flows	7

Notes to the Financial Statements	8 - 24

NOTICE OF NO AUDITOR REVIEW OF

INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3 (3) (a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that an auditor has not reviewed the financial statements.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

ALIANZA MINERALS LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

Expressed in Canadian Dollars, unless otherwise stated

	Note	December 31, 2016	September 30, 2016

Assets
Current assets
Cash		$59,734	$421,699
Receivables		28,656	20,853
Prepaid expenses		2,631	5,051
		91,021	447,603

Non-current assets
Equipment	4	9,681	10,091
Exploration and evaluation assets	5	2,679,959	2,493,945
Investment in associates	6	560,525	559,927
		3,250,165	3,063,963
Total assets		$3,341,186	$3,511,566

Current liabilities
Accounts payable and accrued liabilities		$63,290	$74,256
Due to related parties	9	29,531	41,471
		92,821	115,727
Non-current liabilities
Due to related party	9	130,000	130,000
		130,000	130,000
Shareholders’ equity
Share capital	7	15,151,899	15,151,899
Reserves	7, 8	2,582,095	2,582,095
Accumulated other comprehensive income (loss)		42,011	(13,439)
Deficit		(14,657,640)	(14,454,716)
		3,118,365	3,265,839

Total shareholders’ equity and liabilities		$3,341,186	$3,511,566

Nature of operations and going concern (Note 1)

Event after the reporting period (Note 15)

These condensed consolidated interim financial statements are authorized for issue by the Board of Directors on February 17, 2017.

On behalf of the Board of Directors:

Director “Jason Weber”

                                Director “Mark T. Brown”

See accompanying notes to the condensed consolidated interim financial statements

ALIANZA MINERALS LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS

FOR THE THREE MONTHS ENDED DECEMBER 31

(Unaudited, presented in Canadian Dollars)

		Three months ended December 31
	Note	2016	2015

Expenses
Accounting and legal fees	9	$52,707	$51,782
Depreciation	4	722	1,039
Investor relations and shareholder information	9	24,086	8,281
Office facilities and administrative services	9	4,500	4,500
Office expenses		17,878	14,505
Property investigation expenses		20,069	11,409
Transfer agent, listing and filing fees		4,014	2,989
Travel		16,771	2,379
Wages, benefits and consulting fees	9	61,101	57,963
		(201,848)	(154,847)

Interest income and other income		474	1,160
Foreign exchange (loss)		(1,550)	909
Write down of exploration and evaluation assets	5	-	(87,009)
Net loss for the period		$(202,924)	$(239,787)
Other comprehensive income (loss)
Exchange difference arising on the translation of foreign subsidiary		55,450	(43,421)
Total comprehensive loss for the period		$(147,474)	$(283,208)
Basic and diluted loss per common share		$(0.01)	$(0.02)
Weighted average number of common shares outstanding – basic and diluted		28,279,078	13,779,078

See accompanying notes to the condensed consolidated interim financial statements

ALIANZA MINERALS LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Unaudited, presented in Canadian Dollars)

		Share Capital		Reserves			Accumulated Other Comprehensive Income (Loss)
	Note	Number of shares	Amount	Equity settled employee benefits	Warrants	Finders’ warrants	Foreign exchange reserve	Deficit	Total equity
Balance, September 30, 2015 (Audited)		13,779,078	$ 13,653,601	$ 1,556,709	$ 597,205	$ 224,027	$ 77,217	$ (13,001,400)	$ 3,107,359
Net loss							(43,421)	(239,787)	(283,208)
Balance, December 31, 2015 (Unaudited)		13,779,078	13,653,601	1,556,709	597,205	224,027	33,796	(13,241,187)	2,824,151
Private Placement	7(c)(ii)(iii)(iv)	12,500,000	1,310,000	-	-	-	-	-	1,310,000
Shares for debt settlement	7(c)(i)	2,000,000	300,000	-	-	-	-	-	300,000
Share issue costs		-	(111,702)	-	-	39,948	-	-	(71,754)
Share-based payments		-	-	164,206	-	-	-	-	164,206
Net loss		-	-	-	-	-	(47,235)	(1,213,529)	(1,260,764)
Balance, September 30, 2016 (Audited)		28,279,078	15,151,899	1,720,915	597,205	263,975	(13,439)	(14,454,716)	3,265,839
Net loss		-	-	-	-	-	55,450	(202,924)	(147,474)
Balance, December 31, 2016 (Unaudited)		28,279,078	$ 15,151,899	$ 1,720,915	$ 597,205	$ 263,975	$ 42,011	$ (14,657,640)	$ 3,118,365

See accompanying notes to the condensed consolidated interim financial statements

ALIANZA MINERALS LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED DECEMBER 31

(Unaudited, presented in Canadian Dollars)

	Three months ended December 31
	2016	2015

Cash flows from (used in) operating activities
Net loss for the period	$(202,924)	$(239,787)
Items not affecting cash:
Depreciation	722	1,039
Write-down of exploration and evaluation assets	-	87,009

Changes in non-cash working capital items:
Receivables	(7,803)	(973)
Prepaid expenses	2,420	2,214
Accounts payable and accrued liabilities	(7,368)	(2,130)
Due to related parties	(11,940)	167,512
Net cash (used in) operating activities	(226,893)	14,884

Cash flows from (used in) investing activities
Exploration and evaluation assets	(121,379)	(8,517)
Net cash (used in) investing activities	(121,379)	(8,517)

Cash flows from (used in) financing activities
Share issue costs	(12,463)	-
Net cash (used in) financing activities	(12,463)	-

Effect of exchange rate changes on cash	(1,230)	(2,354)

Change in cash for the period	(361,965)	4,013

Cash, beginning of the period	421,699	17,000

Cash, end of the period	$59,734	$21,013

Supplemental disclosure with respect to cash flows (Note 10)

See accompanying notes to the condensed consolidated interim financial statements

ALIANZA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED DECMEBER 31, 2016 AND 2015

(Unaudited, presented in Canadian Dollars)

1.

NATURE OF OPERATIONS AND GOING CONCERN

Alianza Minerals Ltd. (formerly Tarsis Resources Ltd., “Tarsis”) (the “Company” or “Alianza”) was incorporated in Alberta on October 21, 2005 under the Business Corporations Act of Alberta and its registered office is Suite 410, 325 Howe Street, Vancouver, BC, Canada, V6C 1Z7. On April 25, 2008 the Company filed for a certificate of continuance and is continuing as a BC Company under the Business Corporations Act (British Columbia).

The Company is an exploration stage company and is engaged principally in the acquisition and exploration of mineral properties. The recovery of the Company’s investment in its exploration and evaluation assets is dependent upon the future discovery, development and sale of minerals, upon the ability to raise sufficient capital to finance these activities, and/or upon the sale of these properties.

These condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) applicable to a going concern, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.  The ability of the Company to continue as a going concern is dependent on obtaining additional financing through the issuance of common shares or obtaining joint venture or property sale agreements for one or more properties.

There can be no assurance that the Company will be able to continue to raise funds in which case the Company may be unable to meet its obligations. Should the Company be unable to realize on its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts recorded on the condensed consolidated interim statement of financial position. The condensed consolidated interim financial statements do not include adjustments to amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue operations.

Adverse financial market conditions and volatility increase the uncertainty of the Company’s ability to continue as a going concern given the need to both manage expenditures and to raise additional funds. The Company is experiencing, and has experienced, negative operating cash flows. The Company will continue to search for new or alternate sources of financing but anticipates that the current market conditions may impact the ability to source such funds. Accordingly, these material uncertainties may cast significant doubt upon the Company’s ability to continue as a going concern.

As at December 31, 2016, the Company had working capital deficit of $1,800 (September 30, 2016: working capital of $331,876) and shareholders’ equity of $3,118,365 (September 30, 2016: $3,265,839).

2.

BASIS OF PREPARATION

Statement of Compliance

These condensed consolidated interim financial statements, including comparatives, have been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting” (“IAS 34”) using accounting policies consistent with IFRS issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

ALIANZA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED DECMEBER 31, 2016 AND 2015

(Unaudited, presented in Canadian Dollars)

2.

BASIS OF PREPARATION - continued

Basis of preparation

These condensed consolidated interim financial statements have been prepared on a historical cost basis except for marketable securities classified as available-for-sale, which are stated at fair value through other comprehensive income (loss). In addition, these condensed consolidated interim financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

The preparation of these condensed consolidated interim financial statements in conformity with IAS 34 requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses.  Actual results may differ from these estimates.  These condensed consolidated interim financial statements do not include all of the information required for full annual financial statements.

These condensed consolidated interim financial statements, including comparatives, have been prepared on the basis of IFRS standards that are published at the time of preparation.

New accounting standards and interpretations

Certain new accounting standards and interpretations have been published that are not mandatory for the December 31, 2016 reporting period.  The Company has not early adopted the following new and revised standards, amendments and interpretations that have been issued but are not yet effective:

•

IFRS 9 (Amended 2010) Financial Instruments (effective January 1, 2018)

The Company anticipates that the application of the above new and revised standards, amendments and interpretations will have no material impact on its results and financial position.

3.

SIGNIFICANT ACCOUNTING POLICIES

These unaudited condensed consolidated interim financial statements have been prepared in accordance with IFRS as issued by the IASB on a basis consistent with those followed in the Company’s most recent annual financial statements for the year ended September 30, 2016.

These unaudited condensed consolidated interim financial statements do not include all note disclosures required by IFRS for annual financial statements, and therefore should be read in conjunction with the annual financial statements for the year ended September 30, 2016. In the opinion of management, all adjustments considered necessary for fair presentation of the Company’s financial position, results of operations and cash flows have been included. Operating results for the three month period ended December 31, 2016 are not necessarily indicative of the results that may be expected for the current fiscal year ending September 30, 2017.

ALIANZA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED DECMEBER 31, 2016 AND 2015

(Unaudited, presented in Canadian Dollars)

4.

EQUIPMENT

	Office equipment and furniture	Vehicles and other field equipment	Total
Cost
As at September 30, 2015	$7,827	$22,706	$30,533
Disposal during the year	-	(5,500)	(5,500)
Foreign exchange movement	(1,593)	(6,308)	(7,901)
As at September 30, 2016	6,234	10,898	17,132
Foreign exchange movement	717	2,841	3,558
As at December 31, 2016	$6,951	$13,739	$20,690
Accumulated depreciation
As at September 30, 2015	$4,210	$10,962	$15,172
Depreciation for the year	1,249	2,269	3,518
Depreciation for the year related to disposal	-	(4,630)	(4,630)
Foreign exchange movement	(1,394)	(5,625)	(7,019)
As at September 30, 2016	4,065	2,976	7,041
Depreciation for the period	261	461	722
Foreign exchange movement	656	2,590	3,246
As at December 31, 2016	$4,982	$6,027	$11,009
Net book value
As at September 30, 2016	$2,169	$7,922	$10,091
As at December 31, 2016	$1,969	$7,712	$9,681

5.

EXPLORATION AND EVALUATION ASSETS

The Company follows the prospect generator model whereby it acquires projects on attractive terms, adds value through preliminary exploration efforts and then vends or options the project for further advancement.

Although the Company has taken steps to verify title to its unproven mineral right interests, these procedures do not guarantee the Company's title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

The Company has properties in Peru (the “Peru Properties”), in Nevada, USA (the “USA Properties”) and in the Yukon Territory of Canada (the “Canada Properties”).  Following are summary tables of exploration and evaluation assets and brief summary descriptions of each of the exploration and evaluation assets:

ALIANZA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED DECMEBER 31, 2016 AND 2015

(Unaudited, presented in Canadian Dollars)

5.

EXPLORATION AND EVALUATION ASSETS – continued

Exploration and Evaluation Assets for the period ended December 31, 2016

	Peru		USA				Canada

	Yanac	Others	BP	Bellview	Horsethief	Others		Total

Balance at September 30, 2016	$510,781	$628,492	$112,750	$32,841	$15,149	$19,763	$1,174,169	$2,493,945

Additions during the period
Exploration expenditures:
Camp, travel and meals	1,916	125	4,527	4,527	4,527	-	-	15,622
Field supplies and maps	-	-	109	109	109	-	-	327
Geological consulting	7,786	7,473	25,570	25,570	25,570	-	-	91,969
Insurance	727	-	-	-	-	-	-	727
Legal and accounting	2,330	7,940	-	-	-	-	-	10,270
Office and administrative fees	4,603	1,600	-	-	-	-	-	6,203
Rent	362	650	1,335	1,335	1,335	-	-	5,017
Reporting, drafting, sampling and analysis	109	-	-	-	-	-	-	109
	17,833	17,788	31,541	31,541	31,541	-	-	130,244

Net additions / (subtractions)	17,833	17,788	31,541	31,541	31,541	-	-	130,244

Foreign currency translation	6,138	49,632	-	-	-	-	-	55,770

Balance at December 31, 2016	$534,752	$695,912	$144,291	$64,382	$46,690	$19,763	$1,174,169	$2,679,959

ALIANZA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED DECMEBER 31, 2016 AND 2015

(Unaudited, presented in Canadian Dollars)

5.

EXPLORATION AND EVALUATION ASSETS – continued

Exploration and Evaluation Assets for the year ended September 30, 2016

	Peru		USA		Canada	Mexico

	Yanac	Others	East Walker	Others		Yago Others		Total

Balance at September 30, 2015	$493,572	$617,459	$3,981	$145,053	$1,174,169	$480,084	$18,400	$2,932,718

Additions during the year
Exploration expenditures:
Camp, travel and meals	77	4,722	-	-	-	-	-	4,799
Geological consulting	10,235	34,790	4,936	16,990	-	-	-	66,951
Legal and accounting	1,877	716	-	-	-	-	-	2,593
Licence and permits	12,413	58,211	5,231	35,976	-	-	-	111,831
Office and administrative fees	4,075	8,218	-	-	-	-	-	12,293
Rent	-	1,985	-	-	-	-	-	1,985
Reporting, drafting, sampling and analysis	70	4,371	-	-	-	-	-	4,441
	28,747	113,013	10,167	52,966	-	-	-	204,893

Less:
Write-down of properties	-	-	-	(31,664)	-	(480,084)	(18,400)	(530,148)

Net additions / (subtractions)	28,747	113,013	10,167	21,302	-	(480,084)	(18,400)	(325,255)

Foreign currency translation	(11,538)	(101,980)	-	-	-	-	-	(113,518)
Balance at September 30, 2016	$510,781	$628,492	$14,148	$166,355	$1,174,169	$-	$-	$2,493,945

ALIANZA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED DECMEBER 31, 2016 AND 2015

(Unaudited, presented in Canadian Dollars)

5.

EXPLORATION AND EVALUATION ASSETS – continued

Peru

On April 29, 2015, the Company acquired the Yanac, Isy and La Estrella properties in Peru.

•

Yanac – located in Chincha region of the Department of Ica, south-central Peru.

•

Isy – located in the Department of Ayucucho, Peru.

•

La Estrella – located 130 kilometers south of Huancayo in the Department of Huancavelica, Peru.

a)

Yanac

On February 27, 2013, Cliffs Natural Resources Exploration Inc., a wholly owned subsidiary of Cliffs Natural Resources Inc. (“Cliffs”) and the Company’s wholly-owned subsidiary entered into a Limited Liability Company Membership Agreement (“agreement”) in respect of the Yanac property. In December 2015, Cliffs’ interest in Yanac was acquired by 50 King Capital Exploration Inc. (“50 King”), a private company, which took over all previous obligations of Cliffs.

On July 6, 2016, 50 King terminated the agreement, retaining only a 0.5% net smelter royalty (“NSR”) on the Yanac property based on prior expenditures and transferred the ownership of the property back to the Company.

As of December 31, 2016, the Company had spent a total of $534,752 on the Yanac property.

USA

a)

BP

On June 10, 2013, the Company purchased from Almaden Minerals Ltd. (“Almaden”) the BP property in Nevada, USA.  A 2% NSR is payable to Almadex Minerals Limited (“Almadex”) on future production on the property after Almaden transferring the NSR right to Almadex.

As of December 31, 2016, the Company had spent $144,291 on advancing this property.

On January 27, 2015, the Company signed a binding agreement to acquire eight gold properties in Nevada, USA from Sandstorm Gold Ltd. (“Sandstorm”) by issuing 150,000 shares to Sandstorm and granting a net smelter returns royalty ranging from 0.5% to 1.0%.  The Company also granted Sandstorm a right of first refusal on any future metal streaming agreements on these properties.

•

Ashby

•

Bellview

•

Columbia

•

East Walker

•

Fri Gold

•

Horsethief

•

Hot Pot (dropped in 2015)

•

Kobeh

In March 2016, the Company reduced the size of the Bellview property and wrote off $3,133. During the year ended September 30, 2016, the Company also dropped the Columbia, Fri Gold and Kobeh properties and wrote off $28,531.

ALIANZA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED DECMEBER 31, 2016 AND 2015

(Unaudited, presented in Canadian Dollars)

5.

EXPLORATION AND EVALUATION ASSETS – continued

USA – continued

b)

Bellview

The Bellview property is located in White Pine County, near the Bald Mountain Gold Mine.  A 2% NSR is payable to a previous owner of the property and a 1% NSR is payable to Sandstorm from production from all the claims on the property.

As of December 31, 2016, the Company had spent $64,382 on advancing this property.

c)

Horsethief

The Horsethief property is located in Lincoln County, northeast of Pioche. A 2% NSR is payable to a previous owner of the property from production from some claims on the property while a 1% NSR is payable to Sandstorm on all the claims on the property.

As of December 31, 2016, the Company had spent $46,690 on advancing this property.

Canada

In 2010, the Company acquired the White River property through staking.  The White River property is located in the Yukon, northwest of Whitehorse.

On July 23, 2007, the Company purchased from Almaden certain properties in the Yukon and Almaden assigned the 2% NSR royalty on future production from these mineral claims to Almadex:

•

Goz Creek – located 180 kilometers north east of Mayo, Yukon.

•

MOR – located 35 kilometers east of Teslin, Yukon and is 1.5 kilometers north of the paved Alaska Highway.

•

Tim – located 72 kilometers west of Watson Lake, Yukon and 12 kilometers northeast of the Silvertip/Midway deposit.

On June 10, 2008, the Company signed another agreement with Almaden to acquire a 100% interest in the Prospector Mountain gold-silver-copper property, located in central Yukon.  Almaden assigned the 2% NSR over any minerals produced from the property to Almadex.  Half of the NSR may be purchased by the Company at any time after the production commences for fair value as determined by an independent valuator. The Company will also issue to Almadex 50,000 fully paid common shares upon receipt of a positive bankable feasibility study for the property.

Mexico

On February 16, 2016, the Company sold its Mexican properties to Almadex for $Nil proceeds. The Company retained a 1% Net Smelter Royalty which is capped at $1,000,000. These properties were written down to $Nil prior to the sale and the Company has no remaining property interest in Mexico.

ALIANZA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED DECMEBER 31, 2016 AND 2015

(Unaudited, presented in Canadian Dollars)

6.

INVESTMENT IN ASSOCIATE

On April 29, 2015, the Company acquired a 36% interest in Pucarana S.A.C. (“Pucarana”), an exploration company in Peru holding the Pucarana property.

On May 22, 2015, Pucarana signed an Assignment Agreement with Compania de Minas Buenaventura S.A.A. (“Buenaventura”) whereby Pucarana assigned to Buenaventura the rights to the Pucarana property.  In consideration, Buenaventura granted a 3% NSR royalty to Pucarana that is then distributed as to 60% to Alamos Gold Inc. (1.8% NSR), 36% to the Company (1.08% NSR) and 4% to Gallant Minerals Ltd (0.12% NSR).

Prior to the Company’s investment in Pucarana, the Company had capitalized, as exploration and evaluation assets, $566,782 in exploration and evaluation expenditures incurred on its Pucarana property. This amount, with minor adjustments, has been carried forward as the cost of the Company’s 36% investment. The investment is accounted for using the equity method. To date, no dividends have been received from the associate. As at December 31, 2016, summarized financial information for the associate is as follows:

•

Current assets - $1,790 (September 30, 2016 - $2,728)

•

Non-current assets - $54,653 (September 30, 2016  - $52,785)

•

Current liabilities - $2,904 (September 30, 2016  - $199)

•

Non-current liabilities - $72,714 (September 30, 2016 - $70,992)

To date, there is no profit or loss from continuing operations.

7.

SHARE CAPITAL

a)

Authorized:

As at December, 2016, the authorized share capital is comprised of an unlimited number of common shares without par value and an unlimited number of preferred shares issuable in series.  All issued shares are fully paid.

b)

Issued:

During the year ended September 30, 2016, the Company:

i)

On March 2, 2016, the Company settled a debt owing to its largest shareholder, Pacific Opportunity Capital Ltd. (“Pacific”) in the amount of $300,000 for 2,000,000 common shares at a price of $0.15 per common share. Pacific has arranged for 500,000 of these issued debt settlement shares to be set aside in a Bonus Pool to be granted to management based on the successful completion of certain milestones relating to the execution of the Company’s joint venture business model.

ALIANZA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED DECMEBER 31, 2016 AND 2015

(Unaudited, presented in Canadian Dollars)

7.

SHARE CAPITAL – continued

b)

Issued – continued

ii)

Completed a non-brokered private placement on March 8, 2016 by issuing 7,000,000 units (“Unit”) at a price of $0.10 per Unit for gross proceeds of $700,000. Each Unit consists of one common share and one non-transferable warrant. Each warrant entitles the holder to purchase one additional common share for a 4 year period at a price of $0.15.  In connection with the financing, the Company paid $22,375 as a cash finder’s fee and issued 223,750 finder’s warrants, each of which is exercisable into one Unit at a price of $0.10 for a period of 18 months. Each Unit consists of one common share and one non-transferable warrant exercisable for a 4 year period at a price of $0.15.  The value of the finder’s warrants was determined to be $22,979 and was calculated using the Black-Scholes option pricing model.  Under the residual value approach, no value was assigned to the warrant component of the Units.  The Company incurred additional share issue costs of $29,629 in connection with this financing.

iii)

Completed a non-brokered private placement on April 7, 2016 by issuing 3,100,000 units (“Unit”) at a price of $0.10 per Unit for gross proceeds of $310,000. Each Unit consists of one common share and one non-transferable warrant. Each warrant entitles the holder to purchase one additional common share for a 4 year period at a price of $0.15.  In connection with the financing, the Company issued 155,000 finder’s warrants, each of which is exercisable into one Unit at a price of $0.10 for a period of 18 months.  Each Unit consists of one common share and one non-transferable warrant exercisable for a 4 year period at a price of $0.15. The value of the finder’s warrants was determined to be $15,919 and was calculated using the Black-Scholes option pricing model.  Under the residual value approach, no value was assigned to the warrant component of the Units.  The Company incurred additional share issue costs of $7,400 in connection with this financing.

iv)

Completed a non-brokered private placement on September 28, 2016 by issuing 2,400,000 units (“Unit”) at a price of $0.125 per Unit for gross proceeds of $300,000. Each Unit consists of one common share and a half non-transferable warrant. Each whole warrant entitles the holder to purchase one additional common share for a 3 year period at a price of $0.20.  In connection with the financing, the Company paid $2,500 as a cash finder’s fee and issued 20,000 finder’s warrants, each of which is exercisable into one Unit at a price of $0.125 for a period of 18 months.  Each finder’s warrant consists of one common share and one half non-transferable warrant exercisable for a 3 year period at a price of $0.20. The value of the finder’s warrants was determined to be $1,050 and was calculated using the Black-Scholes option pricing model.  Under the residual value approach, no value was assigned to the warrant component of the Units.  The Company incurred additional share issue costs of $9,850 in connection with this financing.

8.

STOCK OPTIONS AND WARRANTS

a)

Stock option compensation plan

The Company grants stock options to directors, officers, employees and consultants pursuant to the Company’s Stock Option Plan (the “Plan”).  The number of options that may be issued pursuant to the Plan are limited to 10% of the Company’s issued and outstanding common shares and to other restrictions with respect to any single participant (not greater than 5% of the issued common shares) or any one consultant (not greater than 2% of the issued common shares).

Options granted to consultants performing investor relations activities will contain vesting provisions such that vesting occurs over at least 12 months with no more than one quarter of the options vesting in any 3 month period.

ALIANZA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED DECMEBER 31, 2016 AND 2015

(Unaudited, presented in Canadian Dollars)

8.

STOCK OPTIONS AND WARRANTS – continued

a)

Stock option compensation plan – continued

Vesting provisions may also be applied to other option grants, at the discretion of the directors.  Options issued pursuant to the Plan will have an exercise price as determined by the directors, and permitted by the TSX-V, at the time of the grant. Options have a maximum expiry date of 5 years from the grant date.

Stock option transactions and the number of stock options for the three months ended December 31, 2016 are summarized as follows:

Expiry date	Exercise price	September 30, 2016	Granted	Exercised	Expired/ cancelled	December 31, 2016
May 7, 2017	$0.25	4,500	-	-	-	4,500
February 25, 2019	$0.25	22,500	-	-	-	22,500
April 29, 2020	$0.25	1,264,500	-	-	-	1,264,500
April 29, 2021	$0.25	100,000	-	-	-	100,000
September 30, 2021	$0.15	1,270,000	-	-	-	1,270,000
Options outstanding		2,661,500	-	-	-	2,661,500
Options exercisable		2,661,500	-	-	-	2,661,500
Weighted average exercise price		$0.20	$Nil	$Nil	$Nil	$0.20

As at December 31, 2016, the weighted average contractual remaining life of options is 4.03 years (September 30, 2016 – 4.28 years).  The weighted average fair value of stock options granted during the three months ended December 31, 2016 was $Nil (2015 - $Nil).

Stock option transactions and the number of stock options for the year ended September 30, 2016 are summarized as follows:

Expiry date	Exercise price	September 30, 2015	Granted	Exercised	Expired/ cancelled	September 30, 2016
October 1, 2015	$0.25	6,000	-	-	(6,000)	-
May 7, 2017	$0.25	4,500	-	-	-	4,500
February 25, 2019	$0.25	22,500	-	-	-	22,500
April 29, 2020	$0.25	1,265,500	-	-	(1,000)	1,264,500
April 29, 2021	$0.25	-	100,000	-	-	100,000
September 30, 2021	$0.15	-	1,270,000	-	-	1,270,000
Options outstanding		1,298,500	1,370,000	-	(7,000)	2,661,500
Options exercisable		1,298,500	1,370,000	-	(7,000)	2,661,500
Weighted average exercise price		$0.25	$0.16	$Nil	$0.25	$0.20

The weighted average assumptions used to estimate the fair value of options for the three months ended December 31, 2016 and 2015 were as follows:

	December 31, 2016	December 31, 2015
Risk-free interest rate	n/a	n/a
Expected life	n/a	n/a
Expected volatility	n/a	n/a
Expected dividend yield	n/a	n/a

ALIANZA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED DECMEBER 31, 2016 AND 2015

(Unaudited, presented in Canadian Dollars)

8.

STOCK OPTIONS AND WARRANTS – continued

b)

Warrants

The continuity of warrants for the three months ended December 31, 2016 is as follows:

Expiry date	Exercise price	September 30, 2016	Issued	Exercised	Expired	December 31, 2016
December 16, 2016	$1.50	483,666	-	-	(483,666)	-
March 17, 2017	$1.50	266,667	-	-	-	266,667
May 15, 2017	$1.00	1,200,000	-	-	-	1,200,000
September 11, 2017	$1.00	900,000	-	-	-	900,000
October 3, 2017	$0.40	687,000	-	-	-	687,000
October 9, 2017	$0.40	755,500	-	-	-	755,500
December 24, 2017	$1.00	300,000	-	-	-	300,000
April 29, 2018	$0.40	3,000,000	-	-	-	3,000,000
March 8, 2020	$0.15	7,000,000	-	-	-	7,000,000
April 7, 2020	$0.15	3,100,000	-	-	-	3,100,000
September 28, 2019	$0.20	1,200,000	-	-	-	1,200,000
Outstanding		18,892,833	-	-	(483,666)	18,409,167
Weighted average exercise price		$0.37	$Nil	$Nil	$1.50	$0.34

As at December 31, 2016, the weighted average contractual remaining life of warrants is 2.29 years (September 30, 2016 – 2.49 years).

The continuity of warrants for the year ended September 30, 2016 is as follows:

Expiry date	Exercise price	September 30, 2015	Issued	Exercised	Expired	September 30, 2016
December 16, 2016	$1.50	483,666	-	-	-	483,666
March 17, 2017	$1.50	266,667	-	-	-	266,667
May 15, 2017	$1.00	1,200,000	-	-	-	1,200,000
September 11, 2017	$1.00	900,000	-	-	-	900,000
October 3, 2017	$0.40	687,000	-	-	-	687,000
October 9, 2017	$0.40	755,500	-	-	-	755,500
December 24, 2017	$1.00	300,000	-	-	-	300,000
April 29, 2018	$0.40	3,000,000	-	-	-	3,000,000
March 8, 2020	$0.15	-	7,000,000	-	-	7,000,000
April 7, 2020	$0.15	-	3,100,000	-	-	3,100,000
September 28, 2019	$0.20	-	1,200,000	-	-	1,200,000
Outstanding		7,592,833	11,300,000	-	-	18,892,833
Weighted average exercise price		$0.70	$0.16	$Nil	$Nil	$0.37

ALIANZA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED DECMEBER 31, 2016 AND 2015

(Unaudited, presented in Canadian Dollars)

8.

STOCK OPTIONS AND WARRANTS – continued

c)

Finder’s warrants

The continuity of finder’s warrants for the three months ended December 31, 2016 is as follows:

Expiry date		Exercise price	September 30, 2016	Issued	Exercised	Expired	December 31, 2016
September 8, 2017	(1)	$0.10	223,750	-	-	-	223,750
October 7, 2017	(2)	$0.10	155,000	-	-	-	155,000
March 28, 2018	(3)	$0.125	20,000	-	-	-	20,000
Outstanding			398,750	-	-	-	398,750
Weighted average exercise price			$0.10	$Nil	$Nil	$Nil	$0.10

(1) The finder’s warrants are exercisable into units, with each unit consisting of one common share and one warrant exercisable at $0.15 until March 8, 2020.

(2)  The finder’s warrants are exercisable into units, with each unit consisting of one common share and one warrant exercisable at $0.15 until April 7, 2020.

(3)  The finder’s warrants are exercisable into units, with each unit consisting of one common share and one half warrant exercisable at $0.20 until September 28, 2019

As at December 31, 2016, the weighted average contractual remaining life of finder’s warrants is 0.75 years (September 30, 2016 – 1.00 years).

The continuity of finder’s warrants for the year ended September 30, 2016 is as follows:

Expiry date		Exercise price	September 30, 2015	Issued	Exercised	Expired	September 30, 2016
October 3, 2015		$1.50	47,150	-	-	(47,150)	-
October 9, 2015		$1.50	56,500	-	-	(56,500)	-
April 29, 2016		$0.25	6,000	-	-	(6,000)	-
September 8, 2017	(1)	$0.10	-	223,750	-	-	223,750
October 7, 2017	(2)	$0.10	-	155,000	-	-	155,000
March 28, 2018	(3)	$0.125	-	20,000	-	-	20,000
Outstanding			109,650	398,750	-	(109,650)	398,750
Weighted average exercise price			$1.43	$0.10	$Nil	$1.43	$0.10

The weighted average assumptions used to estimate the fair value of finder’s warrants for the three months ended December 31, 2016 and 2015 were as follows:

	December 31, 2016	December 31, 2015
Risk-free interest rate	n/a	n/a
Expected life	n/a	n/a
Expected volatility	n/a	n/a
Expected dividend yield	n/a	n/a

ALIANZA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED DECMEBER 31, 2016 AND 2015

(Unaudited, presented in Canadian Dollars)

9.

RELATED PARTY TRANSACTIONS

The aggregate value of transactions and outstanding balances relating to key management personnel and entities over which they have control or significant influence were as follows:

For the three months ended December 31, 2016

	Short-term employee benefits	Post- employment benefits	Other long- term benefits	Termination benefits	Share-based payments	Total
Jason Weber Chief Executive Officer, Director	$ 30,000	$ Nil	$ Nil	$ Nil	$ Nil	$ 30,000

For the three months ended December 31, 2015

	Short-term employee benefits	Post- employment benefits	Other long- term benefits	Termination benefits	Share-based payments	Total
Jason Weber Chief Executive Officer, Director	$ 30,000	$ Nil	$ Nil	$ Nil	$ Nil	$ 30,000

Related party transactions and balances

		Three months ended		Balance due
	Services	December 31, 2016	December 31, 2015	As at December 31, 2016	As at September 30, 2016
Amounts due to:
Jason Weber	Consulting fee and share-based payment	$ 30,000	$ 30,000	$ -	$ 10,733
Pacific Opportunity Capital Ltd. (a)	Accounting, financing and shareholder communication services	$ 41,050	$ 45,250	$ 159,531	$ 160,738
TOTAL:				$ 159,531	$ 171,471

(a) The president of Pacific Opportunity Capital Ltd., a private company, is a director of the Company. Of this amount, $130,000 has been classified as non-current liability while the remaining $29,531 has been classified as current liability.

10.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

The significant non-cash investing and financing transactions during the three months ended December 31, 2016 were as follows:

•

As at December 31, 2016, a total of $21,181 in exploration and evaluation asset costs was included in accounts payable and accrued liabilities;

The significant non-cash investing and financing transactions during the three months ended December 31, 2015 were as follows:

•

As at December 31, 2015, a total of $116,498 in exploration and evaluation assets and a total of 15,500 in share issue costs and deferred financing costs were included in accounts payable and accrued liabilities.

ALIANZA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED DECMEBER 31, 2016 AND 2015

(Unaudited, presented in Canadian Dollars)

11.

SEGMENTED INFORMATION

The Company has one reportable operating segment, that being the acquisition and exploration of mineral properties.  Geographical information is as follows:

	December 31, 2016	September 30, 2016
Non-current assets
USA	$275,126	$180,503
Peru	1,800,715	1,709,112
Canada	1,174,324	1,174,348
	$3,250,165	$3,063,963

12.

FINANCIAL INSTRUMENTS

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, market risk and commodity price risk.

(a)

Currency risk

The Company’s property interests in Peru and USA make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position, results of operations and cash flows.  The Company is affected by changes in exchange rates between the Canadian Dollar and foreign functional currencies. The Company does not invest in foreign currency contracts to mitigate the risks. The Company’s exploration program, some of its general and administrative expenses and financial instruments denoted in a foreign currency are exposed to currency risk.  A 10% change in the Peruvian nuevo sol and US dollar over the Canadian dollar would change the results of operations by approximately $7,424.

(b)

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to the liquidity of its cash. The Company limits exposure to credit risk by maintaining its cash with a large Canadian financial institution.

(c)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company ensures there is sufficient capital in order to meet short-term business requirements, after taking into account cash flows from operations and the Company’s holdings of cash. The Company has sufficient cash to settle its current liabilities, but further funding will be required to meet the Company’s short-term and long-term operating needs. The Company manages liquidity risk through the management of its capital structure.

Accounts payable and accrued liabilities are due within the current operating period.

ALIANZA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED DECMEBER 31, 2016 AND 2015

(Unaudited, presented in Canadian Dollars)

12. FINANCIAL INSTRUMENTS – continued

(d)

Market risk

Market risks to which the Company is exposed include unfavorable movements in commodity prices, interest rates, and foreign exchange rates.  As at December 31, 2016, the Company has no producing assets and holds the majority of its cash in secure, Canadian dollar-denominated deposits.  Consequently, its exposure to these risks has been significantly reduced, but as the Company redeploys its cash, exposure to these risks may increase. The objective of the Company is to mitigate exposure to these risks while maximizing returns.

The Company may from time-to-time own available-for-sale marketable securities, in the mineral resource sector. Changes in the future pricing and demand of commodities can have a material impact on the market value of the investments. The nature of such investments is normally dependent on the invested company being able to raise additional capital to further develop and to determine the commercial viability of its resource properties. Management mitigates the risk of loss resulting from this concentration by monitoring the trading value of the investments on a regular basis.

i)

Interest rate risk

As at December 31, 2016, the Company’s exposure to movements in interest rates was limited to potential decreases in interest income from changes to the variable portion of interest rates for its cash.  Market interest rates in Canada are at historically low levels, so management does not consider the risk of interest rate declines to be significant, but should such risks increase the Company may mitigate future exposure by entering into fixed-rate deposits.  A 1% change in the interest rate, with other variables unchanged, would not significantly affect the Company.

ii)

Foreign exchange risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company may maintain cash and other financial instruments, or may incur revenues and expenditures in currencies other than the Canadian dollar. Significant changes in the currency exchange rates between the Canadian dollar relative to these foreign currencies, which may include but are not limited to US dollars and Peruvian nuevo sol, could have an effect on the Company’s results of operations, financial position or cash flows. The Company has not hedged its exposure to currency fluctuations.

(e)

Commodity price risk

The ability of the Company to develop its mineral properties and the future profitability of the Company are directly related to the market price of minerals such as gold, zinc, lead and copper. The Company’s input costs are also affected by the price of fuel.  The Company closely monitors mineral and fuel prices to determine the appropriate course of action to be taken by the Company.

IFRS 7 establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

ALIANZA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED DECMEBER 31, 2016 AND 2015

(Unaudited, presented in Canadian Dollars)

12. FINANCIAL INSTRUMENTS – continued

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets measured at fair value by level within the fair value hierarchy.

As at December 31, 2016	Level 1	Level 2	Level 3	Total
Assets:
Cash	$59,734	$-	$-	$59,734

As at September 30, 2016	Level 1	Level 2	Level 3	Total
Assets:
Cash	$421,699	$-	$-	$421,699

13.

MANAGEMENT OF CAPITAL RISK

The Company considers items included in shareholders’ equity as capital.  The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents.

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.

In order to maximize ongoing development efforts, the Company does not pay out dividends.  The Company’s investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments with maturities of 90 days or less from the original date of acquisition, selected with regard to the expected timing of expenditures from continuing operations.  The Company’s approach to managing capital remains unchanged from the year ended September 30, 2016.

14.

CONTINGENT LIABILITIES

As a result of the administrative practices with respect to mining taxation in Mexico, there can be significant uncertainty, in regards to when, or if, taxes are payable and the amount that may ultimately be payable. As at September 30, 2015, Mexican claim taxes totalling approximately $766,000 had been levied. Of this amount, $563,000 related to properties that were held by Minera Tarsis, S.A. de C.V., which the Company had applied to wind up, and $203,000 related to properties being acquired. On February 16, 2016, the Company sold all its Mexican properties to Almadex and reduced the claim taxes to $173,783. These taxes will never be paid in full and any amount that will, or might, be payable cannot realistically be determined at this time. Accordingly, these taxes have been disclosed as a contingent liability, and not recognized as a liability or provision.

ALIANZA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED DECMEBER 31, 2016 AND 2015

(Unaudited, presented in Canadian Dollars)

15.

EVENT AFTER THE REPORTING PERIOD

On February 15, 2017, the Company announced to arrange a financing by a way of a private placement of 4,400,000 units at $0.125 per unit to raise $550,000. Each unit will consist of one common share and a half non-transferable common share purchase warrant exercisable at $0.25 for a period of 3 years.